# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd., CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Rd, Chaoyang Dist, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066461

## Reporting persons
- Banyan (BVI) LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 960,000; sole dispositive power 0; shared dispositive power 960,000; aggregate amount beneficially owned 960,000 (14.6% of the class)
  Comment: * Represents Class A ordinary shares held by Banyan (BVI) LTD as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.
- Juesheng (Beijing) Enterprise Management Consulting Co., Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 960,000; sole dispositive power 0; shared dispositive power 960,000; aggregate amount beneficially owned 960,000 (14.6% of the class)
  Comment: * Represents Class A ordinary shares held by Banyan (BVI) LTD as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.
- Jiaqi Hao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 960,000; sole dispositive power 0; shared dispositive power 960,000; aggregate amount beneficially owned 960,000 (14.6% of the class)
  Comment: * Represents Class A ordinary shares held by Banyan (BVI) LTD as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd.
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing:
Banyan (BVI) LTD
Juesheng (Beijing) Enterprise Management Consulting Co., Ltd
Jiaqi Hao

The shares reported herein are directly held by Banyan (BVI) LTD. Juesheng (Beijing) Enterprise Management Consulting Co., Ltd is the 100% shareholder of Banyan (BVI) LTD. Jiaqi Hao is the controlling shareholder of Juesheng (Beijing) Enterprise Management Consulting Co., Ltd. Accordingly, Juesheng (Beijing) Enterprise Management Consulting Co., Ltd and Jiaqi Hao may be deemed to indirectly beneficially own the securities of the Issuer held by Banyan (BVI) LTD.
Address of principal business office or, if none, residence:
Business address of Banyan (BVI) LTD: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Business address of Juesheng (Beijing) Enterprise Management Consulting Co., Ltd: Room 1018, 10th Floor, Building 9, Guanghua Road, Chaoyang District, Beijing, China, 100020

Business address of Jiaqi Hao: Room 1018, 10th Floor, Building 9, Guanghua Road, Chaoyang District, Beijing, China, 100020
Citizenship:
Banyan (BVI) LTD: British Virgin Islands
Juesheng (Beijing) Enterprise Management Consulting Co., Ltd: People's Republic of China
Jiaqi Hao: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 960,000
Percent of class: 14.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 960,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 960,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between Banyan (BVI) LTD, Juesheng (Beijing) Enterprise Management Consulting Co., Ltd, and Jiaqi Hao

## Signatures
- Banyan (BVI) LTD: /s/ Wentao Liu, Wentao Liu/Director of Banyan (BVI) LTD (05/05/2025)
- Juesheng (Beijing) Enterprise Management Consulting Co., Ltd: /s/ Nan Zhang, Nanzhang/Director of Juesheng (Beijing) Enterprise Management Consulting Co., Ltd (05/05/2025)
- Jiaqi Hao: /s/ Jiaqi Hao, Jiaqi Hao (05/05/2025)